United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Albertsons Companies, Inc.

Name of persons relying on exemption: Inspire Investing, LLC

Address of persons relying on exemption: 3597 E Monarch Sky Ln, Suite 330, Meridian, ID 83646

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Albertons Companies, Inc. (ACI)

Proposal 6 Politicizes Albertsons’ Brand: Vote NO to Protect Shareholder Value

Contact: Tim Schwarzenberger | tim.schwarzenberger@inspireinvesting.com

Resolution

As part of a coalition of investors and financial professionals, serving thousands of clients and managing/advising on over $250 billion in assets, we, the Undersigned, urge shareholders to vote NO on Proposal #6 – Report on Risks of State Policies on Reproductive Health Care submitted by The Presbyterian Church, (U.S.A). While presented as a risk management initiative, this proposal is ideologically motivated, legally one-sided, and functionally divisive.

Albertsons operates in a diverse set of communities across the United States. Many of these states have passed pro-life laws consistent with the will of their voters and longstanding democratic processes. Rather than respecting that diversity, this proposal urges the company to oppose the legal frameworks of numerous jurisdictions, politicizing its brand and jeopardizing stakeholder trust.

Supporting Statement

We support and commend the Board of Directors for recommending a vote against this proposal. As stated in the proxy statement, the company already provides benefits and programs to support employee well-being, including medical travel coverage when legally permitted. The Board correctly notes that the requested report would not provide meaningful new information and could introduce confusion by suggesting the company should take positions on matters beyond its business mandate.

The Board’s decision to reject this proposal helps safeguard Albertsons’ ability to operate effectively in all jurisdictions where it does business while maintaining focus on its core mission.

Correcting the Record

The supporting statement of Proposal #6 includes several misleading or unfounded claims:

•Claim: State-level pro-life laws negatively affect the ability to attract and retain employees.

Reality: The proposal provides no evidence that these laws have had any measurable negative impact on Albertsons' workforce. Many of the states it targets, including Idaho, Texas, and Florida, are among the fastest-growing in population and economic activity.1 Idaho, where Albertsons is headquartered, continues to attract new residents and businesses from more progressive states such as Washington, Oregon, and California.2 These trends directly contradict the proposal’s suggestion that pro-life policies drive people or talent away.

•Claim: Pro-life laws create barriers to workforce equity and may deter diverse talent.

Reality: This is a speculative and ideologically driven concern. The proposal implies that abortion access is necessary for inclusion and workforce participation, but provides no evidence that Albertsons has faced measurable recruiting or retention issues due to state laws. In fact, pro-life convictions are held by many in religious, cultural, and minority communities. Suggesting that these views are incompatible with diversity and inclusion overlooks the broad spectrum of beliefs represented within Albertsons’ employees, customers, and investors.

•Claim: “Reproductive rights” are essential to economic participation.

Reality: This argument assumes a single moral and political viewpoint. Framing abortion as an economic necessity excludes those who see the issue differently and risks alienating large segments of customers, employees, and shareholders.

The proposal does not seek objective analysis. It advances a one-sided political narrative under the appearance of risk oversight. That approach is not in the best interest of Albertsons or its investors.

Material Risk: Alienation, Not Attraction

1 https://www.usnews.com/news/best-states/rankings/economy/growth/gdp-growth

2 https://www.idahostatesman.com/news/northwest/idaho/article294855414.html

Rather than reducing risk, this proposal would expose Albertsons to unnecessary reputational, operational, and stakeholder conflict:

•Taking a corporate stand on abortion would alienate customers in many markets

•It could damage employee morale among those who hold pro-life beliefs

•It could invite scrutiny or backlash from lawmakers in states where Albertsons has a significant business presence

•It would undermine the company’s ability to foster mutual respect among a politically and morally diverse workforce

Notably, the proponent’s supporting statement goes beyond general concerns and directly pressures Albertsons to clarify whether it will distribute mifepristone, a controversial abortion drug currently subject to a complex and evolving legal and regulatory environment. Federal certification for retail pharmacy distribution remains contested, and several states have banned or severely restricted its use. Dispensing mifepristone is subject to ongoing legal scrutiny and unresolved regulatory challenges given the growing number of state-level restrictions, the Comstock Act’s prohibition on receiving and distributing the pill by mail nationwide, and increasing medical research documenting the physical harm the drug can cause to mothers.3

Many of the signatories of this NES, along with over a dozen state financial officers, raised similar concerns about mifepristone with other major pharmacy chains last summer.4 More broadly, companies that politicize their brand on divisive moral issues often face deteriorating public perception, increased volatility, and loss of stakeholder trust. These are real risks that should not be ignored.

Conclusion

We respectfully urge shareholders to vote NO on Proposal #6 – Report on Risks of State Policies on Reproductive Health Care. Shareholders entrust management to focus on operational excellence, customer service, and long-term value. They do not expect the company to engage in political advocacy on highly contested moral issues. Proposal #6 would insert Albertsons into a polarized national debate, harming its ability to serve all customers and employees faithfully and effectively.

Sincerely,

The Undersigned

3 https://www.newsweek.com/new-research-shows-abortion-pills-real-risk-opinion-2065301

4 https://www.dailywire.com/news/conservative-investors-urge-retail-giants-not-to-sell-widely-used-abortion-drug; https://nypost.com/2024/09/09/us-news/state-finance-bigs-rip-brad-lander-for-pushing-retailers-to-sell-abortion-pill/.

Robert Netzly CEO Inspire Investing	Bill Flaig CEO American Conservative Values ETF	OJ Oleka CEO State Financial Officers Foundation
Jerry Bowyer CEO Bowyer Research	Jeffrey Presley President Mountain PEAK Wealth Advisors	Aaron Moon President Inspire Advisors
Tom Strobhar President Strobhar Financial	Daniel Wallick Managing Partner/CIO Wallick Investments LLC	Nelson Negron President Provident Oak Financial, LLC
Matthew Mohlman President Monument Advisers	Brent Jackson Owner, President Harvest Financial	Carlton Graves President Graves & Associates, Ltd.
Joseph James Vice President Greater Texas Financial Solutions	Aaron Witten Managing Member Witten Financial Services, LLC	Craig Anderson Owner Family Focused Financial
Terrence Rocks Founder/Advisor Teleios Financial Partners	Michael Gauthier CEO Strategic Income Group	Chris Maclellan Chairman Maclellan FDN Inc.
Mack Conley Financial Advisor Genesis Investments	Matthew Daugavietis Wealth Advisor Inspire Advisors	Rick Figueroa CEO Patron Partners Wealth Advisors
Johnathan Cunningham Financial Advisor Inspire Advisors	Will Odland Founder, Financial Advisor Fidelis Financial LLC	Matthew Bonito Financial Advisor Upward Management Group
Jacob Chandler Owner Chandler Wealth Management Inc.	Aaron Hoffman Wealth Advisor Hoffman Wealth Management Group, LLC.	Johnny Yun Senior Vice President Yun Wealth Management
Michael Pemberton Financial Advisor Strategic Stewardship	John Ruzza Senior Advisor/CFP MainStreet Financial Advisors	Bruce Holt Financial Advisor UBS
Hunter Dees Genesis Investments	Luke Andrews Investment Advisor Inspire Advisors	Brian S McDowell Managing Director Oz Investing Services LLC
David Eck Wealth Advisor Oakstreet Financial	Joseph Allen Financial Advisor Inspire Advisors	James Jon Benet Financial Advisor Triumphant Portfolio Mgmt LLC

Christopher Hull Financial Advisor CFD Investments	Michael Smith Wealth Advisor Kingdom Focused Financial	George Williams Financial Advisor WSI Financial Partners, LLC
Michael Graef Financial Planner Christian Wealth Management	Mark Trice Financial Advisor ClearVista Financial	Luke Zumbusch Financial Advisor Inspire Advisors
Jay Richardson Founder Kingdom Wealth Stewards	Laura Simpson Financial Advisor PAX Financial Group, LLC	Derek Mauldin Financial Advisor Kingdom Focused Financial
William Haider Investment Solutions Rep. Fidelity Investments	Christopher Murray President Murray Financial Group	Mary Nelson Associate Wealth Advisor Schwab Wealth Advisory
Brent Hoffman Financial Advisor Fifteen:22 Financial Partners	Terry Prather Wealth Advisor United Capital Financial Advisors	Matthew Baldini Wealth Advisor Inspire Advisors-The Chandler Team
Thad Allen Financial Advisor Smith Moore & Co.	Ron Harczak CFP, CKA, Principal Steward Guide Wealth Partners	Derek Hastings Financial Advisor Inspire Advisors
Chris Pagotto Client Portfolio Manager Kingdom Focused Financial	Daniel Allen Financial Advisor Smith Moore & Company	Matt Conrad Relationship Manager Carson Wealth
Eric Behaghel Senior Advisor Aliter Invest

Disclosures/Media

The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, websites, and specific social media venues. It should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the filers.

The information contained herein has been prepared from sources believed to be reliable. Still, it is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report. Inspire Investing is not able to vote your proxies, nor does this communication contemplate such an event. Proxy cards will not be accepted by us. Please do not send your proxy to us. To vote your proxy, please follow the instructions on your proxy card.

If you have questions, please email Tim Schwarzenberger, Portfolio Manager & Director of Corporate Engagement at Inspire Investing, at tim.schwarzenberger@inspireinvesting.com.